DDC ENTERPRISE LIMITED

Room 3-6, 4/F, Hollywood Center

233 Hollywood Road

Sheung Wan, Hong Kong

Via Edgar

July 24, 2023

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: DDC Enterprise Ltd (the “Company”)

Registration Statement on Form F-1

Filed on June 16, 2023

File No. 333-272689

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated July 7, 2023 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Form F-1 filed on June 16, 2023

General

1.	Please refer to comment 36 in our letter dated December 9, 2022 about your news update, dated July 12, 2022, whether it is consistent with Rule 135 of the Securities Act and your response. We further refer to your news update, dated July 21, 2023, entitled “DayDayCook Announces F1-Filing for NYSE Listing.” In your response letter, please provide your analysis as to how this communication is consistent with Rule 135. Further, tell us how you considered your response to comment 36 in issuing this news update. Finally, we note your revised disclosures about Brinc Limited and Tessellation Investment Limited on page II-2 in response to comment 36. Please tell us why Esquel Ventures is not included in this section or revise your filing.

Response:

The Company notes that the SEC rules generally prohibit the making of any written “offers” after the filing of the registration statement but before it has been declared effective by the SEC (the “waiting period”). The news update dated June 21, 2023 (the “News Update”) was published during the waiting period after the Company has filed its registration statement on Form F-1 on June 16, 2023.

The Company published the news update relying on the safe harbor offered by Rule 134, which operates by excluding such “tombstone” notices from the definition of prospectus under Securities Act Section 2(a)(10). Rule 134 provides that certain limited written communications related to a securities offering as to which a registration statement has been filed will be exempt from the restrictions applicable to written offers (because they will not be considered to be a prospectus). Rule 134(a) excludes from the definition of a prospectus written communications that do no more than state the name of the issuer, the type of security, a brief description of the business, the price of the security, the name and address of the sender of the communication, the names of the managing underwriters, the expected date of the offering and other more technical statements.

It is respectfully submitted that the News Update was intended to announce that the Company has publicly filed a registration statement by making an “identifying statement” that could be used to locate persons that might be interested in receiving a prospectus. The content of the News Update falls within the scope allowed by Rule 134, as it contained only (1) name of the issuer, (2) type of security, (3) brief description of the general type of business of the issuer, (4) the exchange on which the securities will be listed, and (5) names of underwriters and their roles in the underwriting syndicate. However, upon careful analysis of Rule 134, the Company regretfully acknowledges that the News Update did not contain, as required by Rule 134, a legend that states the communication is not an offer to sell or a solicitation of an offer to buy securities, as well as additional information about where to copies of the registration statement and the preliminary prospectus included therein. This oversight resulted in potential non-compliance with the requirements of Rule 134. In this particular instance, the Company did not consult with its legal advisor prior to publishing the News Update. However, the Company recognizes the significance of seeking legal guidance in such matters and ensuring that all necessary precautions are taken to comply with SEC regulations. The Company understands that Rule 134 is designed to ensure investors have accurate and complete information, and it apologizes for falling short in meeting those standards. Moving forward, the Company wants to assure the SEC that it is committed to rectifying this oversight and strictly adhering to all publicity rules and regulations set forth by the SEC. The Company has taken immediate steps to review and enhance its internal processes to ensure that any future public disclosures, including press releases, are in full compliance with SEC requirements.

Also, in relation to the second part of the Staff’s comment, we respectfully advise the Staff that when the announcement in relation to the investment from Esquel Ventures was first made in July 2022, Esquel Ventures was in the middle of a spinoff and a separate and independent entity, i.e. Tessellation Investment Limited, was eventually used as the investment vehicle for the transaction.

Cover Page

2.	We refer to the fourth graphic and the disclosure that your “revenue” was 34.3 million. Please revise to clarify that this was your pro forma revenue. Further, we note that footnote two references your MD&A’s “New Acquisitions” section, which discusses various acquisitions from 2021 to 2023. This appears inconsistent with your disclosures elsewhere that your pro forma revenue is based on four acquisitions that completed in 2022. For example, refer to page 2. Please revise to clarify this footnote and revise pages 114 and 115 to clearly discuss which four acquisitions were completed in 2022. It appears that only three are discussed. Finally, please revise pages 114 and 115 to elaborate on whether each of your 2023 acquisitions have been completed or discuss the expected dates of completion.

Response: We respectfully advise the Staff that we have revised page the disclosures in the fourth graphic, as well as pages 2, 101, 107, 111 and 123 to include the two acquisitions made in 2022, and the expected completion dates of the three acquisitions in 2023.

Prospectus Summary, page 1

3.	We note your revised disclosure on page 2 that as of March 31, 2023 you had 24.5 million paid customers. We also note that your prior disclosure on page 8 of your draft registration statement, submitted on February 3, 2023, stated that “by the end of 2022, we expect to have over 43 million paid customers.” Please revise your filing to discuss any known trends or uncertainties regarding your paid customers.

Response: We respectfully advise the Staff that in the second quarter of 2022, nationwide strict lockdown measures were imposed by the Chinese government in response to the outbreak of the COVID-19 Omicron variant, which led to disruption to all social and economic activities. As a result, fewer shipping locations were open, and our e-commerce operations were adversely affected. Therefore in 2022, we decided to expand our brand portfolio via acquisition of target companies with more scope of offline distributors. This led to a reduction of the number of paid customers. Therefore, the disclosure on expected / actual paid customers up to 31 December 2022 was revised in the F-1 submission.

4.	We note your disclosure on page 7 that you expect to launch your products through direct-to- consumer stores on Amazon, your U.S. website, major Asia food e-commerce platforms and major Asian supermarket chains by the first quarter of 2023. Please update these disclosures given that this prospectus is dated after such date.

Response: We respectfully advise the Staff that we have revised page 7 of the Amended F-1.

5.	We note that you removed disclosure on page 13 which stated that you applied for and completed the cybersecurity review with the Cyberspace Administration of China. Please revise to state affirmatively whether any permissions or approvals have been denied.

Response: The approval before has not been denied. As the Issuer plans to change the listing exchange from the NASDAQ Stock Exchange to the New York Stock Exchange, while the former Notice issued by the CAC was only applicable for listing on the NASDAQ, we submitted an application of changing overseas listing exchange to the CAC on June 15, 2023 and have received a call from the China Cybersecurity Review Technology and Certification Center, noticing us that the application has been approved by the CAC. Therefore, we have completed the cybersecurity review for listing on the NYSE with the CAC. We respectfully advise the Staff that we have revised the cover page and pages 13, 14, 30, 31, 43, 61, 63, 66 and 68 of the Amended F-1 accordingly.

6.

We note your revised disclosure on page 14 discussing the CSRC Trial Measures that came into effect on March 31, 2023. Please revise to discuss the specific risks associated with non-compliance with the CSRC Trial Measures, including administrative penalties and legal liabilities. We also note your disclosure that you will submit the filing materials with the CSRC. Since you are required to comply with the Trial Measures, we expect that you will have completed the filing process with the CSRC prior to requesting effectiveness of this registration statement. Accordingly, please revise the statement that you cannot predict whether you will be able to complete such proceeding and that the failure to obtain the relevant approval “may” significantly limit your ability to offer your shares and state affirmatively that you will complete the filing process before this offering. Further, please revise your cover page to discuss the CSRC Trial Measures. Finally, we note your disclosures on pages 13 and 64 that “no prior permission is required under the M&A Rules or the Opinions from any PRC governmental authorities (including the CSRC and MOFCOM) for the listing and trading of our securities on the NYSE Group in the context of this offering.” Given the foregoing, please revise to clarify that notwithstanding the M&A rules, you are required to complete the filing process with the CSRC.

Response: We respectfully advise the Staff that (1) we have revised the cover page and pages 14, 61, 67 and 162 of the Amended F-1 for the first point; (2) for the second point, we submitted our filing application with the CSRC on July 7, 2023 so we have revised the cover page and pages 14, 61 and 67 of the Amended F-1 accordingly. For the relevant risk disclosure, we considered and stated in the F-1 that the filing procedure with the CSRC shall be completed before the listing, while as the rules are newly issued and currently only a very few cases have successfully completed the filing procedure, we cannot know or predict under which circumstances the CSRC would refuse to issue filing certificate. Therefore, we think such risk is still necessary to be disclosed until and unless we have completed the filing procedure, and the language will be amended accordingly in the pre-effective prospectus; (3) we have revised the cover page of the Amended F-1 to discuss the CSRC Trial Measures for the third point; and (4) for the last point, we have revised pages 13 and 68 of the Amended F-1 accordingly.

7.	Refer to the table on page 21. We note your revised disclosure provides material intragroup cash transfers for the years ended December 31, 2022 and 2021. Please revise to provide all cash transfers beyond the time periods required by the financial statements.

Response: We respectfully advise the Staff that we have revised page 25 of the Amended F-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Internal Control over Financial Reporting, page 113

8.	We note your disclosure that you identified one material weakness in your internal control over financial reporting. Please revise to discuss any material cash requirements from remediation efforts.

Response: We respectfully advise the Staff that we have revised pages 121 and 122 of the Amended F-1.

Related Party Transactions, page 164

9.	Please update this section to reflect the information as of the date of the document. Refer to Item 7.B. of Form 20-F.

Response: We respectfully advise the Staff that we have revised pages 169 – 176 of the Amended F-1.

Description of Share Capital and Governing Documents, page 168

10.	We note your disclosure that each Class B ordinary share is entitled to 15 votes per share while each Class A ordinary share is entitled to one vote. Please update the cover page and prospectus summary to reflect this disparate voting right. Further, please add a risk factor discussing this capital structure in your Risk Factors section.

Response: We respectfully advise the Staff that we have revised the cover page and pages 12 and 79 of the Amended F-1.

Part II

Information Not Required in Prospectus

Exhibit Index

Exhibit 5.1 - Form of Opinion of Travers Thorp Alberga, page II-5

11.	We note the statement that the opinion relates to the offering of “certain Class A Ordinary shares.” Please have counsel provide a revised opinion that states the number of shares to be offered, including the underwriters’ overallotment amount. We also note that in the introductory paragraph the opinion states that the par value of your Class A ordinary shares is $0.001 per share, while the opinion states in paragraph 3.2 that it is $0.0001. Please revise to clarify. Finally, please revise such par values in your Exhibits 3.2 and 107 for consistency.

Response: We respectfully advise the Staff that the exact number of shares to be offered will be determined at a later stage. The Cayman counsel is prepared to provide, and will provide, an updated legal opinion which states the number of shares to be offered once such information becomes available. A revised opinion from the Cayman counsel stating the correct par value of our Class A ordinary shares is included in the Amended F-1 as Exhibit 5.1.

Exhibit 5.2 - Form of Opinion of Loeb & Loeb LLP regarding certain Hong Kong law matters, page II-5

12.	Please have counsel provide a revised opinion to expressly consent to the reference to their firm under the caption “Legal Matters” in the prospectus.

Response: A revised opinion is included in the Amended F-1 as Exhibit 5.2.

Exhibit 5.3 - Form of Opinion of Grandall Law Firm (Shanghai) regarding certain PRC law matters, page II-5

13.	We note that Schedule I does not include Shanghai Yuli Development Limited, which is included in your Exhibit 21.1 and the corporate structure diagrams in your registration statement. Please have counsel provide a revised opinion or clarify. Finally, please have counsel provide a revised opinion to expressly consent to the reference to their firm under the caption “Legal Matters” in the prospectus

Response: We respectfully advise the Staff that the counsel has revised the opinion to include Shanghai Yuli Development Limited, and a revised opinion is included in the Amended F-1 as Exhibit 5.3.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Norma Chu
DDC Enterprise Limited
Chief Executive Officer
Encl.

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